EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Xin Ao Construction Materials, Inc.	BVI	100%
Beijing Ao Hang Construction Materials Technology Co., Ltd.	PRC	100%
Beijing Xin Ao Concrete Co., Ltd.	PRC	Variable Interest Entity, with Xin Ao Construction Materials, Inc. as the primary beneficiary